02035241

RECD S.E.C.
MAY 1 0 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Form 6-K dated May 10, 2002

Turkcell Iletisim Hizmetleri A.S.
(Translation of Registrant's Name Into English)

Turkcell Plaza
Mesrutiyet Caddesi No.153
80050 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Office)

PROCESSED
MAY 2 3 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes___   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)

Enclosure: Press release announcing Update on Turkcell's Financing Arrangements dated May 10, 2002.

TURKCELL

FOR IMMEDIATE RELEASE

TURKCELL ANNOUNCES UPDATE ON ITS FINANCING ARRANGEMENTS

Istanbul, Turkey, May 10, 2002 – Turkcell (NYSE:TKC, ISE:TCELL), the leading provider of mobile communications services in Turkey, today announced an update on its financing arrangements.

Turkcell and Akbank T.A.Ş. ("Akbank"), one of the leading private banks in Turkey, agreed to extend two principal repayments, US$50 million due on May 9, 2002 and US$12.5 million due on June 5, 2002 to Akbank for a period of 1 year which was part of a US$250 million loan. All other terms and conditions of the loan will remain the same.

Turkcell will pay the remaining US$150 million of trade payables to Ericsson, in two equal installments in May and June 2002. In 2001, Turkcell extended US$225 million in trade payables to Ericsson until 2002. Turkcell has already paid US$75 million to Ericsson in April 2002.

"The extension of the domestic bank loan clearly indicates the management's ability and credibility in financial markets when managing the financing alternatives. The fact that the company has also decided to pay off the outstanding trade payable amount and not seek a further extension clearly reflects its liquid position" said Mr. Muzaffer Akpinar, CEO. "We will ensure the continuity of our borrowing strategies for lowering total cost of borrowing and extending borrowing maturity" Mr. Akpinar added.

www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with approximately 12.7 million postpaid and prepaid customers as of March 31, 2002. Turkcell had revenues of US$454.0 million and adjusted EBITDA of US$160.3 million as of March 31, 2002. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants and 99.5% of the towns with more than 5,000 inhabitants as of March 31, 2002. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service.

For further information please contact:

Turkcell

Investors:
Koray Ozturkler, Investor Relations
Tel: +90 212 313 1500
Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations
Tel: + 90 212 313 1275
Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr

Media:
Zuhal Seker, Corporate Communications
Tel: + 90 212 313 2330
Email: zuhal.seker@turkcell.com.tr

Okan Karagoz, Corporate Communications
Tel: + 90 212 313 2314
Email: okan.karagoz@turkcell.com.tr

Internet: www.turkcell.com.tr

Citigate Dewe Rogerson

Europe

Kate Delahunty/Oskar Yasar
Tel: +44 20 7282 2934
Email: kate.delahunty@citigatedr.co.uk
Oskar.yasar@citigatedr.co.uk

United States
Victoria Hofstad/Patrick Hughes
Tel: +1 212 688 6840
Email: victoria.hofstadcitigatedr-ny.com
patrick.hughes@citigatedr-ny.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Turkcell Iletisim Hizmetleri A.S.

Date: May 10, 2002

By: Muzaffer Akpinar
Chief Executive Officer